MEMORANDUM

To:	Securities and Exchange Commission
From:	Boston Restaurant Associates, Inc. (‘‘BRA,’’ ‘‘we,’’ ‘‘us’’ or the ‘‘Company’’)
Date:	November 6, 2006
RE:	Responses to the comment letter of the Securities and Exchange Commission staff dated November 3, 2006, with respect to Amendment no. 3 to Schedule 14A filed on October 31, 2006, File No. 001-13320.

The following are our responses to the November 3, 2006, letter of the Securities and Exchange Commission's staff. For convenience, these responses are immediately preceded by the comments included in the letter of the Securities and Exchange Commission's staff. Capitalized terms used herein and not otherwise defined have the meaning set forth in Amendment no. 3 to Schedule 14A.

Preliminary Proxy Statement

Special Factors, page 12
Reasons for the Special Committee's Determination of Fairness
Recommended Approval of the Merger, page 16

1. SEC COMMENT:    We note your response to prior comment 2 of our letter dated October 20, 2006 and reissue in part. Your revised disclosure on pages 17 and 19 appear to be inconsistent. On page 17 you that the special committee believes the financial analysis of BB&T Capital Markets constituted an assessment of your going concern value, however, your revised disclosure on page 19 does not specifically disclose whether your board considered going concern value. If you believe the fairness opinion is your assessment of your going concern, please revise to state the reasons why and specifically, why no premium to unaffiliated shareholders would be fair. If you did not specifically consider going concern value, please state and disclose the reasons why. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A.

COMPANY RESPONSE:	We have clarified the disclosure on page 19 attached hereto as Schedule A to address the staff's comment.

Determination of the Fairness of the Merger by the Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas, page 20

2. SEC COMMENT:    We note your response to prior comment 4. Please revise this section to specifically disclose the information provided in your response, that is that the Dolphin parties did not make a going concern valuation and disclose the reasons why. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A.

COMPANY RESPONSE:	We have clarified the disclosure on page 25 attached hereto as Schedule B to address the staff's comment.

BOSTON RESTAURANT ASSOCIATES, INC.

By:	/s/ George R. Chapdelaine George R. Chapdelaine, President and Chief Executive Officer

Table of Contents

Schedule A

•	neither after public disclosure of the Parent’s initial proposal on October 10, 2005 nor during the course of our efforts to find a potential acquiror from August 2005 to March 2006 did any other party express a serious interest in acquiring BRA at a valuation exceeding $0.70 a share on conditions that BRA could reasonably expect to satisfy.

The special committee also considered a variety of risks and other potentially negative factors concerning the merger. These included the following:

•	if the merger is not completed under circumstances further discussed in ‘‘The Merger Agreement – Termination of the Merger Agreement,’’ BRA may be required to reimburse Parent specified expenses and pay a fee not to exceed in the aggregate $325,000;

•	the cash consideration received by a stockholder generally will be taxable to the stockholder in an amount equal to the excess of the merger consideration received by such stockholder over such stockholder’s tax basis in the stockholder’s capital stock;

•	the Continuing Stockholders have potential conflicts of interest, including potential equity interests in and continued employment with the surviving corporation; See ‘‘Special Factors — Interests of the Continuing Stockholders in the Merger’’; and

•	following the merger, our stockholders, other than the Continuing Stockholders will cease to participate in any future earnings growth of the surviving corporation or benefit from any increase in the value of the surviving corporation.

The special committee did not ask BRA to attempt to determine the liquidation value of BRA and gave little consideration to the net book value of BRA's assets of $55,412, or $0.008 per share of common stock as of April 30, 2006 because it believed that those measures of asset value were not relevant to the market value of our business and would be considerably less than the merger consideration of $0.70 per share of our common stock and our going concern value. The special committee's belief regarding liquidation value was based upon their understanding of the restaurant industry and their general business knowledge that liquidation sales generally result in proceeds substantially less than the sale of a going concern business such as in this transaction. Based upon the various analyses of value by BB&T Capital Markets, the special committee concluded that the liquidation value and book value were not materially relevant to the market value of our business. The special committee considers ‘‘going concern value’’ to mean the value a third party would pay for BRA as an ongoing entity. Neither the special committee nor BB&T Capital Markets conducted an analysis labeled a going concern valuation. However, the special committee believes that many of the analyses conducted by BB&T Capital Markets and described further in ‘‘Opinion of Financial Advisor to the Special Committee’’ assess going concern value. These include: comparable public company analysis, precedent transaction analysis, public take-out premium analysis (which considered the sufficiency of the premium to be paid to unaffiliated stockholders) and discounted cash flow analysis. While the special committee reviewed with BB&T Capital Markets its various financial analyses and reviewed with our officers our historical results and budget, the special committee did not independently generate its own separate financial analysis of the merger.

Parent has not made any purchases of our common stock in the open market in the past two years. However, the special committee concluded that the sale by Roger Lipton, a member of our board of directors of all his 1,717,223 shares of our common stock to Parent for $.50 per share on October 11, 2005 supported its determination that the merger at a price per share of $.70 was fair. BRA has not made any purchases of our common stock during the last two years. The special committee also did not consider any firm offers of which we were aware during the preceding 18 months in connection with any proposed transaction to acquire BRA because, to our knowledge, no such offers had been received, except for the offer we received in June, 2005 for $0.45 in cash per share and described in ‘‘Background of the Merger.’’

After considering these factors, the special committee concluded that the positive factors relating to the merger outweighed the negative factors. Because of the variety of factors considered, the special committee did not find it practicable to quantify or otherwise assign relative weights to, and did not make specific assessments of, the specific factors considered in reaching its determination.

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Schedule B

note that the statement was not made in the context of negotiations. Further, the statement indicated that a meaningful superior bid would have to be better in reality, not just different in form or structure, and in any event it is noted that a control premium in light of the magnitude of the holdings of the Dolphin Parties would be a basis for an expectation of such a superior bid. Finally, given the nature and context of the statement, the Dolphin Parties do not believe that it was material in the decision-making by any party with respect to the Merger. As such and for the reasons stated above as to the fairness of the Merger to all other holders of common stock and preferred stock, the Dolphin Parties does not believe that the referenced statement is inconsistent with their belief about such fairness. In light of the nature of the statement, the Dolphin Parties do not believe that it rendered any event, including the Lipton Purchase of approximately 26% of the outstanding shares on October 11, 2005, to be a first step in a going private transaction. The Dolphin Parties' belief is based on the facts of the merger as described herein, including in particular the long and public effort by the Lipton group to dispose of their shares, the speculative and unlikely nature of Parent's interest in acquiring the Company at the time, the absence of other Parent purchases of shares, Parent's intent at the time, the significantly higher price offered under the Merger Agreement as compared with the Lipton Purchase, the absence of any control changes effected by Parent and the neutralization of the acquired shares in connection with the meeting, among other factors.

The Dolphin Parties did not make a going concern valuation analysis, per se, in connection with the merger. Although the concept of the value of the Company as a going concern was significant to the Dolphin Parties, they made no formal analysis of going concern value or other asset-based value, relying on the many other factors identified herein. For these purposes, the Dolphin Parties use ‘‘going concern value’’ to mean the value of a company as an ongoing entity, differing from the liquidation value of a company's assets in that an ongoing operation has the ability to continue to earn profit, while a liquidated company does not, such that ‘‘going concern value’’ includes the liquidation value of a company's tangible assets as welll as the value of its intangible assets, such as goodwill.

Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas did not assign relative weights to these factors. Rather, they viewed their position as being based on the totality of the information presented to and considered by them, except that particular consideration was placed on (a) the measures taken by the special committee and our board of directors to ensure the procedural fairness of the transaction, including the formation of the special committee, the retention of legal and financial advisors by the special committee and the arms-length nature of the negotiations between special committee and Parent, and (b) receipt and acceptance by the special committee of the BB&T Capital Markets opinion.

The foregoing constitutes all the material factors considered by Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas in making their respective fairness determination. Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas did not consider whether the merger consideration constitutes fair value in relation to liquidation value as relevant to their determination as to the fairness of the merger, because they had determined that a management buyout of BRA would more likely maximize stockholder value. BRA did not receive any firm offers with a price and terms more favorable than those of Parent’s to acquire BRA during the past 18 months. Consequently, the special committee could not and Parent, Newco, the potential Contributing Stockholders, Dolphin Offshore and Peter Salas also did not, consider any firm offers.

Other than the recommendations of the special committee and our board of directors that the stockholders vote in favor of the adoption and approval of the Merger Agreement, no other person filing the Schedule 13E-3 with the Securities and Exchange Commission has made any recommendation with respect to the merger.

BRA and Parent, Dolphin Offshore, Peter Salas, Newco and the potential Contributing Stockholders have not made any provision in connection with the merger to grant our unaffiliated stockholders access to our corporate records, or to obtain counsel or appraisal services at the expense of BRA or Parent, Dolphin Offshore, Peter Salas, Newco and the potential Contributing Stockholders.

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